SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

July 17, 2019

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications reports that the Ministry of Communications has published a frequencies tender

PARTNER COMMUNICATIONS REPORTS THAT THE
MINISTRY OF COMMUNICATIONS HAS PUBLISHED A
FREQUENCIES TENDER

ROSH HA'AYIN, Israel, July 17, 2019 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports that the Israeli Ministry of Communications published a tender for the award of frequencies, including frequencies intended for 5G services (the "Tender").

The Tender includes 2x30 MHz in the 700 MHz Band, 2x60 MHz in the 2,600MHz band and 300 MHz in the 3,500-3,800 MHz band. The frequencies in the 700 MHz band will be awarded for a period of 15 years and the rest of the frequencies offered in the Tender will be awarded for a period of 10 years.

Mobile network operators ("MNOs") sharing a network are required to bid jointly in this Tender. The Tender includes limits on the amount of frequencies that a single network can be awarded in each band.

According to the terms of the Tender, only existing MNOs will be allowed to compete for most of the frequencies tendered. Other contenders may compete with the existing MNOs for only 100 MHz in the 3,500-3,600 MHz band. The Tender includes deployment based incentives and reductions in spectral fees which also depend on deployment.

The Company is studying the Tender documents while examining the feasibility of its participation in the Tender and cannot estimate, at this time, the implications of the Tender on the activities of the Company and its financial consequences.

For further information, see the Company's 2018 Annual Report on Form 20-F – "Item 4.B8 OUR NETWORK", "Item 3D.1b -The MoC might require us to terminate the use of certain spectrum ranges which have been allocated to us, limit our use of such spectrum or fail to respond to our demands for the allocation of additional spectrum. Such eventualities may adversely affect our business and results of operations." and "Item 3D.2c - Competition resulting from the full service offers by telecommunications groups and additional entrants into the mobile telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, may continue to cause a further decrease in tariffs and an increase in subscriber acquisition and retention costs, and may continue to reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations."

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 Email: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: July 17, 2019	Partner Communications Company Ltd. By: /s/ Tamir Amar Name: Tamir Amar Title: Chief Financial Officer